                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION



                          Washington, D.C.  20549




                                FORM  11-K



 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                   1934
                for the Fiscal Year Ended December 31, 1996


                      Commission File Number 0-20252


            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                         (Full title of the Plan)

              Delaware                             41-1718075
    (State or other jurisdiction                (I.R.S. Employer
         of incorporation)                     Identification No.)


                        CONTROL DATA SYSTEMS, INC.
                        4201 Lexington Avenue North
                     Arden Hills, Minnesota 55126-6198


                 (Name and address of principal executive
                office of the issuer of the securities held
                           pursuant to the Plan)

(KPMG Peat Marwick LLP Letterhead)



                       Independent Auditors' Report


The Board of Directors and the Retirement Committee
Control Data Systems, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the Control Data Systems, Inc. Personal Investment Plan (the "Plan") as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 13, 1997

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
                Index to Financial Statements and Schedules

                                                                 Page


Financial Statements:

 Statement of Net Assets Available for Plan Benefits -
     December 31, 1996                                             1

 Statement of Net Assets Available for Plan Benefits -
     December 31, 1995                                             2

 Statement of Changes in Net Assets Available for Plan
     Benefits - Year Ended December 31, 1996                       3

 Statement of Changes in Net Assets Available for Plan
     Benefits - Year Ended December 31, 1995                       4

 Notes to Financial Statements for December 31, 1996 and 1995      5



Supplemental  Schedules:

 Schedule 1 - Item 27a - Schedule of Assets Held for Investment
                  Purposes - December 31, 1996                     9

 Schedule 2 - Item 27d - Schedule of Reportable Transactions -
                  Year Ended December 31, 1996                    10



Signature                                                         11


Exhibit 24 - Consent of Independent Auditors                      12

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
            Statement of Net Assets Available for Plan Benefits
                             December 31, 1996
                          (Dollars in thousands)

                               Control Data
                                 Systems                 Money      Fixed
                                  Stock       Equity     Market     Income   Balanced     Loan
Assets:                           Fund         Fund       Fund       Fund      Fund       Fund       Total
Investments
 Control Data Systems
   Common Stock                $  2,522     $      -   $      -   $      -  $      -   $      -    $  2,522
   (Cost $2,143)

 T. Rowe Price
   New Horizons Fund                  -       12,371          -          -         -          -      12,371
   (Cost $11,950)

 T. Rowe Price
   International Stock Fund           -        3,608          -          -         -          -       3,608
   (Cost $3,274)

 T. Rowe Price
   Small-Cap Value Fund               -        1,153          -          -         -          -       1,153
   (Cost $1,064)

 T. Rowe Price
   Summit Cash Reserves Fund          -            -      6,384          -         -          -       6,384
   (Cost $6,384)

 T. Rowe Price
   New Income Fund                    -            -          -      4,522         -          -       4,522
   (Cost $4,677)

 T. Rowe Price
   Equity Income Fund                 -            -          -          -    20,718          -      20,718
   (Cost $18,726)

 T. Rowe Price
   Balanced Fund                      -            -          -          -     1,356          -       1,356
   (Cost $1,259)

 T. Rowe Price
   Spectrum Growth Fund               -            -          -          -       855          -         855
   (Cost $819)

 Loans Receivable
   from Participants                  -            -          -          -         -      1,393       1,393
   (Cost $1,393)

 Total Investments                2,522       17,132      6,384      4,522    22,929      1,393      54,882

 Employer Contribution
   Receivable                     1,386            -          -          -         -          -       1,386

Net Assets Available for
   Plan Benefits               $  3,908     $ 17,132   $  6,384   $  4,522  $ 22,929   $  1,393    $ 56,268



See accompanying notes to financial statements.
                                        1

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
            Statement of Net Assets Available for Plan Benefits
                             December 31, 1995
                          (Dollars in thousands)

                               Control Data
                                 Systems        Ceridian            Money     Fixed
                                  Stock          Stock    Equity    Market    Income   Balanced      Loan
Assets:                           Fund           Fund      Fund      Fund      Fund      Fund        Fund     Total
Investments
 Control Data Systems
   Common Stock                $  1,081       $      -  $      -  $      -  $      -   $      -   $      -  $  1,081
   (Cost $518)

 Ceridian Corporation
   Common Stock                       -          1,431         -         -         -          -          -     1,431
   (Cost $932)

 T. Rowe Price
   New Horizons Fund                  -              -     9,569         -         -          -          -     9,569
   (Cost $7,436)

 T. Rowe Price
   International Stock Fund           -              -     2,603         -         -          -          -     2,603
   (Cost $2,438)

 T. Rowe Price
   Capital Appreciation Fund          -              -     1,070         -         -          -          -     1,070
   (Cost $983)

 T. Rowe Price
   Small-Cap Fund                     -              -       290         -         -          -          -       290
   (Cost $294)

 T. Rowe Price
   Summit Cash Reserves Fund          -              -         -     6,009         -          -          -     6,009
   (Cost $6,009)

 T. Rowe Price
   New Income Fund                    -              -         -         -     4,736          -          -     4,736
   (Cost $4,340)

 T. Rowe Price
   Equity Income Fund                 -              -         -         -         -     15,178          -    15,178
   (Cost $12,449)

 T. Rowe Price
   Balanced Fund                      -              -         -         -         -      1,112          -     1,112
   (Cost $976)

 T. Rowe Price
   Spectrum Growth Fund               -              -         -         -         -        173          -       173
   (Cost $175)

 Loans Receivable
   from Participants                  -              -         -         -         -          -      1,187     1,187
     (Cost $1,187)

 Total Investments                1,081          1,431    13,532     6,009     4,736     16,463      1,187    44,439

 Employer Contribution
   Receivable                     1,350              -         -         -         -          -          -     1,350

Net Assets Available for
   Plan Benefits               $  2,431       $  1,431  $ 13,532  $  6,009  $  4,736   $ 16,463   $  1,187  $ 45,789



See accompanying notes to financial statements.
                                        2

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
      Statement of Changes in Net Assets Available for Plan Benefits
                       Year Ended December 31, 1996
                          (Dollars in thousands)

                           Control Data
                             Systems     Ceridian             Money     Fixed
                              Stock       Stock     Equity    Market    Income    Balanced    Loan
                               Fund       Fund       Fund      Fund      Fund       Fund      Fund     Total
Investment Income:
    Dividends and Interest  $      -    $     -    $ 1,283   $  309    $  293    $  1,390   $    -   $  3,275

    Net Appreciation
    (Depreciation) on
    Fair Market Value of
    Investments Including
    Realized Gains (Losses)      555        279      1,085        -      (191)      2,280        -      4,008

Total Investment
    Income                       555        279      2,368      309       102       3,670        -      7,283

Employee Contributions            75          -      1,551      846       408       1,573        -      4,453

Employer Profit Sharing
  Contribution                 1,386          -          -        -         -           -        -      1,386

Interfund Transfers             (422)    (1,668)       560     (392)     (461)      2,383        -          -

Loan Withdrawals                  (9)        (9)      (227)    (194)     ( 84)       (331)     854          -

Loan Repayments                    5          -        207      144        39         227     (622)         -

Interest on loans                  1          -         30       23         7          30        -         91

Withdrawals by Participants     (114)       (33)      (889)    (361)     (225)     (1,086)     (26)    (2,734)

Increase (Decrease) in
    Net Assets Available for
    Plan Benefits              1,477     (1,431)     3,600      375      (214)      6,466      206     10,479

Net Assets Available for
  Plan Benefits:
    Beginning of Year          2,431      1,431     13,532    6,009     4,736      16,463    1,187     45,789

    End of Year             $  3,908    $     -    $17,132   $6,384    $4,522    $ 22,929   $1,393    $56,268



See accompanying notes to financial statements.
                                        3

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
      Statement of Changes in Net Assets Available for Plan Benefits
                       Year Ended December 31, 1995
                          (Dollars in thousands)

                               Control Data
                                 Systems         Ceridian            Money     Fixed
                                  Stock           Stock    Equity    Market    Income   Balanced     Loan
                                  Fund            Fund      Fund      Fund      Fund      Fund       Fund     Total
Investment Income:
    Dividends and Interest     $      -        $      -  $  1,177  $    336  $    294  $    920   $      -  $  2,727
    Net Appreciation on
    Fair Market Value of
    Investments Including
    Realized Gains                  630             571     2,668         -       431     3,025          -     7,325

Total Investment
    Income                          630             571     3,845       336       725     3,945          -    10,052

Employee Contributions               30               -     1,159       882       370     1,263          -     3,704

Employer Profit Sharing
    Contribution                  1,350               -         -         -         -         -          -     1,350

Interfund Transfers                 156            (166)       32      (542)        6       514          -         -

Loan Withdrawals                     (3)             (4)     (157)     (196)      (79)     (219)       658         -

Loan Repayments                       4               -       188       149        70       173       (584)        -

Interest on loans                     1               -        23        21         9        23          -        77

Withdrawals by Participants         (39)            (56)   (1,055)     (844)     (292)     (997)       (51)   (3,334)

Increase (Decrease) in
  Net Assets Available for
  Plan Benefits                   2,129             345     4,035      (194)      809     4,702         23    11,849

Net Assets Available for
  Plan Benefits:
    Beginning of Year               302           1,086     9,497     6,203     3,927    11,761      1,164    33,940

Net Assets Available for
  Plan Benefits:
    End of Year                $  2,431        $  1,431  $ 13,532  $  6,009  $  4,736  $ 16,463   $  1,187  $ 45,789



See accompanying notes to financial statements.
                                        4

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
                       Notes to Financial Statements
                        December 31, 1996 and 1995

(1)   Summary of Significant Accounting Policies

   (a) Basis of Presentation

       The accompanying financial statements are prepared on an accrual basis.

   (b) Valuation of Investments

       Investments are stated at their fair market value. Investments in Control Data Systems, Inc. ("Control Data Systems" or the "Company") Common Stock are valued by reference to the National Association of Security Dealers Automated Quotations Stock Exchange listing. Investments in T. Rowe Price mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at unamortized principal plus accrued interest.

       Participant contributions are paid by the Company to T. Rowe Price Trust Company (the "Trustee") on behalf of the participants in the amount by which each participant has elected to reduce eligible
       earnings.   Participant  contributions  are  paid  to  the  Trustee
       as soon  as  administratively   practicable  after  the   date   on
       which the participant would have otherwise received the eligible earnings. Any contributions or distributions outstanding at year end are shown as contributions receivable or distributions payable of the Plan.

       Interest and dividend income is recognized when earned.

       Purchases  and  sales of securities are recorded  on  a  trade  date
       basis.   Net  realized gains and losses are recognized by  the  Plan upon the sale of investments.

   (c) Use of Estimates in the Preparation of Financial Statements

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2)   Description of the Plan

       The   following  description  of  the  Plan  provides  only  general
       information.   Participants should refer to the Plan  agreement  for
       more complete information.

       The Plan is a defined contribution plan with funding coming from participant contributions and Company profit sharing contributions. All United States employees with nine hundred hours or more of service are eligible to participate in the Plan. Eligible employees may elect to contribute on a pretax basis, through payroll deductions, from one to seventeen percent of their annual compensation. Participant contributions are subject to an Internal Revenue Service maximum annual limit of $9,500 and $9,240 during 1996 and 1995, respectively.

       Control Data Systems is an independent public company established through the transfer by Ceridian, formerly named Control Data Corporation, of Ceridian's Computer Products business to the Company and the subsequent immediate spin-off of the Company from Ceridian as a stock dividend distribution to Ceridian stockholders. Holders of Ceridian Common Stock on July 29, 1992, the record date, received a dividend distribution of one share of Control Data Systems Common Stock for every four shares of Ceridian common stock. The spin-off was effective as of the close of business on July, 31, 1992. The Plan was adopted by the Board of Directors of the Company on July 28, 1992 and Plan assets were transferred from the Ceridian Personal Investment Plan effective August 1, 1992.
                                        5

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
                       Notes to Financial Statements
                        December 31, 1996 and 1995

(2)   Description of the Plan, continued

       On June 4, 1993, the Company acquired all of the outstanding capital stock of Evernet Systems, Inc. ("Evernet"), a privately held network systems integrator. Plan assets from Evernet's Systems, Inc. 401(k) Plan were transferred from Evernet Systems, Inc. effective July 8, 1993.

       Effective January 1, 1993, Metaphase Technology, Inc. ("Metaphase"), a joint venture of the Company, adopted the Company's Plan and its employees were able to participate in the Plan. The Company announced the sale of Metaphase to Structural Dynamics Research Corporation ("SDRC"), effective January 1, 1997. As a result, Metaphase employees will no longer be eligible to participate in the Plan after July 1, 1997 and assets will be transferred to SDRC.

       Effective January 1, 1993, the Plan was amended to allow the payment of Company profit sharing contributions to participants of the Plan and to no longer make matching employer contributions. If the Company achieves certain financial goals, the Company may contribute a profit sharing amount which will be contributed as a percentage of each participant's eligible compensation during the year. The participants are fully vested in the Company profit sharing contribution. The Company met its financial goals for profit sharing in 1996 and 1995. An employer contribution receivable for $1,386,475 and $1,349,896 at December 31, 1996 and 1995, respectively, represents the profit sharing contribution for 1996 and 1995. This amounts were subsequently paid in February, 1997 and 1996, respectively. The 1996 profit sharing contribution was paid in cash, while the 1995 profit sharing contribution was paid with Control Data Systems Common Stock. No profit sharing amounts were contributed by the Company in 1994.

       Participant contributions, including any earnings and gains attributed to such contributions, are fully vested. No forfeitures will occur pursuant to the Plan, as participants are immediately and fully vested in all contributions. While the participant is employed by the Company and prior to age 59 1/2, withdrawals may be made only for "financial hardships" as defined by federal regulations or "total disability" as defined by the Plan. After age 59 1/2, participants may withdraw part or all of their accounts.

       Participants may borrow up to fifty percent of the portion of their accumulated participant contributions. Each participant who is employed by a participating employer or another affiliated organization is entitled to borrow funds. The minimum loan is $1,000 and may not exceed the lesser of (i) $50,000 less the largest amount of loans outstanding to the participant during the preceding 12 months; or (ii) fifty percent of accumulated participant contributions. The Plan allows participants to concurrently have three loans outstanding, only one of which can be a long term loan (six to ten years). Long-term loans must be used for the purchase of a primary residence. The interest rate for loans is specified by the Company's Retirement Committee (the "Administrator") and is based on the prime rate. Loans to participants were at interest rates ranging from 5.8 percent to
       10.0 percent at December 31, 1996 and December 31. 1995. The rate for new loans is subject to change on each January 1 and July 1.

       All expenses of administering the Plan as well as all brokerage commissions are paid by the Company.

(3)  Description of Investment Options

       Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of nine investment options the Plan offers. All balances in the Ceridian Stock Fund were transferred to other investment options in 1996. Participants may elect contributions to be invested, in 10 percent increments, to the available investment options. A participant may transfer balances from one investment option to another within the Plan.

       (a)Control Data Systems Stock Fund - Funds are invested in common stock of Control Data Systems.
                                        6

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
                       Notes to Financial Statements
                        December 31, 1996 and 1995

(3)  Description of Investment Options, continued

       (b)Small-Cap Fund - This fund invests primarily in common stocks of small companies which are believed to be undervalued at the time of purchase and to have potential for capital appreciation.

       (c)New Horizons Fund - This fund invests in common stocks of small, rapidly growing companies in a broad range of industries.

       (d)International Stock Fund - This fund invests in common stocks of established, non-U.S. companies.

       (e)Spectrum Growth Fund - This fund invests in a managed mix  of  T.
           Rowe  Price  funds:   five U.S. stock funds,  one  international
           stock fund, and a money market fund.

       (f)Equity Income Fund - This fund invests in a portfolio of common stocks of established companies that pay above-average dividends and have prospects of future dividend increases.

       (g)Balanced Fund - This fund invests in a mix of approximately 60% common stocks and 40% fixed income securities.

       (h)New Income Fund - This fund invests in income-producing, investment-grade debt securities.

       (i)Summit Cash Reserves Fund - This fund invests in high-quality money market securities.

       (j)Loan Fund - Loans receivable from participants.

(4)  Custodian of Investments

       Under the terms of the trust agreement dated July 31, 1992, between the Trustee and Control Data Systems, the Trustee holds, manages, and invests contributions, consistent with elections made by participants in the Company's Personal Investment Plan (the "Plan"), in the investment options selected by the Company's Retirement Committee to be available for investment under the Plan.

       The   Trustee  carries  a  banker's  blanket  bond  in   excess   of
       $50,000,000 insuring against losses.

(5)   Number of Participants

       The number of participants in each investment option as of December 31, 1996 and 1995 were as follows:

                                            1996    1995

       Control Data Systems                  909     444
       Ceridian Stock Fund                     0     371
       Small-Cap Fund                        169      54
       New Horizons Fund                     647     547
       International Stock Fund              311     274
       Spectrum Growth Fund                  110      37
       Equity Income Fund                    774     686
       Balanced Fund                         149     140
       New Income Fund                       360     394
       Summit Cash Reserves Fund             525     517
       Capital Appreciation Fund               0     137

       The increase in participants in the Control Data Systems option is due to the Company profit sharing distribution made in February 1996 as a result of the Company meeting its 1995 financial goals (see note 2).
                                        7

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
                       Notes to Financial Statements
                        December 31, 1996 and 1995

       The total number of participants in the Plan was 1,250 and 1,016 at December 31, 1996 and 1995, respectively, which is less than the sum of the number of participants shown above because many were participating in more than one fund.

(6)   Withdrawals

       Withdrawals under the Plan due to termination or retirement were $2,732,965 and $3,333,502 for the years ended December 31, 1996 and 1995, respectively. During these same periods, loan withdrawals under the Plan were $854,100 and $657,700, respectively.

(7)   Plan Termination

       The Company, by action of its Board of Directors or other governing body, may terminate the Plan. All participants at the time of such termination shall be 100 percent vested in their accounts and shall be entitled to a benefit equal to the value of their accounts determined as of the valuation date following termination.

(8)   Party-in-interest Transactions

       Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act unless a specific exemption exists. Plan assets were invested in Company stock and T. Rowe Price funds during 1996 and 1995. T. Rowe Price Trust Company and the Company are parties-in-interest with respect to the Plan. However, transactions between the Plan and T. Rowe Price Trust Company and the Company are exempt from being considered as "prohibited transactions" under the Employee Retirement Income Security Act of 1974 Section 408(b).

(9)   Investments Exceeding 5% of Plan Assets

       The following investments exceed 5% of Plan assets as of December 31, 1996 and 1995:

                                                        1996           1995
                                                     Fair Value     Fair Value
                                                       Amount         Amount
       T. Rowe Price New Horizons Fund             $  12,370,520  $   9,568,742
       T. Rowe Price International Stock Fund          3,608,346      2,602,877
       T. Rowe Price Summit Cash Reserves Fund         6,384,012      6,009,483
       T. Rowe Price New Income Fund                   4,522,445      4,736,341
       T. Rowe Price Equity Income Fund               20,717,938     15,177,855

(10)  Income Tax Status

     The Plan has received a favorable determination letter of tax qualification dated September 26, 1995, from the Internal Revenue Service. The Plan administrator believes the Plan continues to qualify under the provisions of Section 401(a) of the Internal Revenue Code, and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. An employee's pretax contributions under the Plan will reduce the participant's taxable income for federal, and in most states, state income tax purposes. Additionally, each participant's portion of earnings from the investments made with contributions under the Plan, generally, are not taxable until distributed or withdrawn.
                                        8

                                                                Schedule 1
            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
        Item 27a - Schedule of Assets Held for Investment Purposes
                             December 31, 1996
                          (Dollars in thousands)

                                                                              Current
          Identity of Issuer, Borrower           Description         Cost      Value
  *  Control Data Systems                      Common stock-
                                                 114,646 shares   $  2,143   $  2,522


                                               Mutual fund-
  *  T. Rowe Price New Horizons Fund             568,237 units      11,950     12,371
  *  T. Rowe Price International Stock Fund      261,474 units       3,274      3,608
  *  T. Rowe Price Small-Cap Value Fund           58,922 units       1,064      1,153


                                               Mutual fund-
  *  T. Rowe Price Summit Cash Reserves Fund   6,384,012 units       6,384      6,384


                                               Mutual fund-
  *  T. Rowe Price New Income Fund               508,711 units       4,677      4,522


                                               Mutual fund-
  *  T. Rowe Price Equity Income Fund            919,163 units      18,726     20,718
  *  T. Rowe Price Balanced Fund                  93,670 units       1,259      1,356
  *  T. Rowe Price Spectrum Growth Fund           56,478 units         819        855


     Participant loans                            5.8% - 10.0%       1,393      1,393


                                                                  $ 51,689   $ 54,882

  *  Represents investment in party-in-interest


  See independent auditors' report.
                                        9

                                                                Schedule 2
            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
              Item 27d - Schedule of Reportable Transactions
                             December 31, 1996
                          (Dollars in thousands)


      Identity of Party           Total           Total         Total
          Involved/            Dollar Value    Dollar Value      Cost
    Description of Asset       of Purchases      of Sales      of Sales    Net Gain
*Control Data Systems, Inc.
   Common Stock                 $    1,950      $    1,063    $   730     $  333

*T. Rowe Price
   New Horizons Fund                 3,395           1,133        848        285

*T. Rowe Price
   Summit Cash Reserves Fund         2,425           2,051      2,051          -

*T. Rowe Price
   Equity Income Fund                4,559           1,121        870        251

* Represents investment in party-in-interest


See independent auditors' report.
                                       10

                                 SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                       CONTROL DATA SYSTEMS, INC.
                       PERSONAL INVESTMENT PLAN





June 25, 1997          By:  /s/    J. F. KILLORAN
                            J. F. Killoran
                          Vice President and Chief Financial Officer

                                       11